FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement issued locally in Malta on 24 February 2014 by HSBC Bank Malta p.l.c., a 70.03% indirectly held subsidiary of HSBC Holdings plc.

24 February 2014

HSBC BANK MALTA p.l.c.
2013 ANNUAL RESULTS

Review of Performance

•    Significant strengthening of capital ratio. Capital adequacy ratio increased to 12.9% at 31 December 2013, compared with 12.4% at 31 December 2012. Core tier 1 ratio of 9.4% at 31 December 2013 compared with 8.3% as at
      31 December 2012.

• Cost efficiency ratio held steady at 49.9%, compared with 49.0% in 2012.

• Profit before tax of €90m for the year ended 31 December 2013 - a decrease of €5m, or 5%, compared with €95m in 2012.

• Profit attributable to shareholders of €59m for the year ended 31 December 2013 - down €3m, or 5%, compared with €62m in 2012, resulting in earnings per share of 20.1 cent, down 5%.

• Net loans and advances to customers were €3,301m at 31 December 2013, down €53m or 2% compared with €3,354m in 2012. Gross new loans of €597m, up €90m or 18% on prior year.

• Customer accounts were €4,518m at 31 December 2013 - in line with prior year.

• Return on equity for the year ended 31 December 2013 was 13.9%, compared with 15.4% in 2012.

 Commentary

HSBC Bank Malta p.l.c. delivered a resilient performance for the year ended 31 December 2013 against a challenging economic backdrop.

As a result of the combination of the continuing difficult market conditions in Europe, the low interest rate environment, costs associated with regulatory changes both at home and abroad and a subdued local economy, reported profit before tax of €90m declined by 5%, or €5m compared to 2012.

The fall in 2013 results reflected lower levels of net interest income and a lower contribution from the Life Insurance Company which had benefitted from favourable equity markets in 2012 which was not repeated in 2013.

All three main business lines, Retail Banking and Wealth Management, Commercial Banking and Global Banking and Markets, remained profitable during the year.

Net interest income reduced by 6% to €125m compared with €133m in 2012. The fall in interest income reflected a tightening in interest margin on lower average lending balances and a decline in interest earned on investments as the proceeds of higher yielding maturing bonds were re-invested at lower rates. This was partially offset by lower cost of funds as customers migrated to more liquid but lower yielding short-dated deposits.

Net fee and commission income of €30m was broadly in line with 2012.

HSBC Life Assurance (Malta) Ltd. reported a profit before tax of €13m compared with €18m in 2012. The results in 2012 benefited from higher investment returns in a more favourable equity market.

A net gain of €4m was reported as a result of a re-positioning of the investment portfolio.

Operating expenses of €93m were €3m or 4% lower compared to the previous year which included a €6m provision in relation to a staff early voluntary retirement scheme. Excluding this item, expenses rose by 3%. The increase of €3m, or 8% in administrative expenses reflected an increased cost of compliance, regulatory projects and security and fraud-risk related costs. Sustainable cost savings from the simplification and re-engineering of processes funded continuing investment to improve technology.

The cost efficiency ratio was 49.9% compared to 49.0% in 2012.

Net impairment provisions of €3m were lower compared with the €5m in 2012. Overall asset quality remains acceptable with a high percentage of tangible security held for the overall loan portfolio.

Net loans and advances to customers at €3,301m were €53m lower than at 31 December 2012. The demand for new commercial loans from customers remained subdued as commercial customers have used surplus cash to repay borrowings and delay investments in times of uncertainty. However, there are early indications of an increase in activity in the beginning of 2014. The residential mortgage portfolio continued to record steady growth. Gross new business lending to customers amounted to €597m (2012: €507m) reflecting the bank's continued support of the local economy.

Customer deposit levels at €4,518m were broadly unchanged despite continued competitive pressures.

The bank's available-for-sale investments portfolio remains well diversified and conservatively positioned.

The bank's liquidity position is strong with an advances-to-deposits ratio of 73% compared with 74% at 31 December 2012.

The bank continued to strengthen its total capital ratio to 12.9% as at the end of year and the tier 1 capital ratio improved to 9.4%.

In December 2013, the Malta Financial Services Authority's revised Banking Rule 09 (BR09) came into effect, with the ultimate aim of increasing the level of bank reserves. BR09 requires the bank to hold a Reserve for General Banking Risk, calculated as a percentage of non-performing loans. This reserve is required to be funded from planned dividends. Under the three year transitionary rules, the bank has set aside €4m in 2013 (40% of the currently estimated reserve). The remainder will be set aside in two equal instalments over the next two years. As a consequence, it is anticipated there will be lower levels of distributions made to shareholders over the next three years.

During 2014 HSBC Malta will be participating in the European Central Bank ('ECB') comprehensive assessment that includes an asset quality review ('AQR') and a stress test. In 2013, the bank analysed the impact of several stress scenarios, including several different macroeconomic scenarios. The results of this analysis indicated that the bank would remain adequately capitalised.

Mark Watkinson, Director and Chief Executive Officer at HSBC Malta, said: "In a year of considerable challenges, we have continued to deliver resilient results for our shareholders. Global conditions look to remain difficult for the medium term, however we are starting to see green shoots of growth as the market becomes more optimistic. We continue to look for growth opportunities both in Malta and also in the wider global market place where HSBC Malta is well positioned to connect our customers to some 74 other countries in which HSBC, one of the world's largest financial groups, operates.

"I would like to take this opportunity to thank our staff, directors and shareholders for their continued commitment, hard work and support during 2013."

The Board is recommending for the approval of the Annual General Meeting a final gross dividend of 5.2 cent per share (3.4 cent net of tax). This will be paid on 25 April 2014 to shareholders who are on the bank's register of shareholders at 17 March 2014. The Board is also recommending a bonus issue of one share for every nine shares held by shareholders on the bank's share register as at close of business on the 29 April 2014 by capitalisation of reserves amounting to €10m increasing share capital from €87m to €97m.

Statements of Profit or Loss for the year 1 January 2013 to 31 December 2013

	Group		Bank
	2013	2012	2013	2012
	€000	€000	€000	€000
Interest and similar income
- on loans and advances, balances with Central Bank of Malta, Treasury Bills and other instruments	143,314	151,261	143,306	151,232
- on debt and other fixed income instruments	18,792	23,376	18,069	21,715
Interest expense	(37,395)	(41,537)	(37,503)	(41,897)
Net interest income	124,711	133,100	123,872	131,050

Fee and commission income	31,332	32,572	28,339	28,610
Fee and commission expense	(1,795)	(2,081)	(1,596)	(1,819)
Net fee and commission income	29,537	30,491	26,743	26,791

Dividend income	-	-	12,308	20,896
Trading profits	9,523	9,316	9,523	9,316
Net income from insurance financial instruments designated at fair value	25,528	43,115	-	-
Net gains on sale of available-for-sale financial investments	4,295	4,049	4,352	3,344
Net earned insurance premiums	66,073	67,284	-	-
Net other operating (expense)/income	(1,454)	3,291	969	677
Total operating income	258,213	290,646	177,767	192,074

Net insurance claims incurred and movement in policyholders' liabilities	(71,201)	(92,970)	-	-
Net operating income	187,012	197,676	177,767	192,074

Employee compensation and benefits	(48,539)	(54,680)	(45,335)	(51,344)
General and administrative expenses	(38,483)	(35,474)	(35,829)	(33,378)
Depreciation	(3,449)	(4,059)	(3,440)	(4,052)
Amortisation	(2,844)	(2,566)	(2,824)	(2,541)
Net operating income before impairment charges and provisions	93,697	100,897	90,339	100,759
Net impairment on financial assets	(3,272)	(5,115)	(3,272)	(5,115)
Net provisions for liabilities and other charges	52	(447)	52	(446)
Profit before tax	90,477	95,335	87,119	95,198
Tax expense	(31,760)	(33,733)	(30,704)	(33,642)
Profit for the year	58,717	61,602	56,415	61,556

Profit attributable to shareholders	58,717	61,602	56,415	61,556

Earnings per share	20.1c	21.1c	19.3c	21.1c

Statements of Other Comprehensive Income for the year 1 January 2013 to 31 December 2013

	Group		Bank
	2013	2012	2013	2012
	€000	€000	€000	€000

Items that may be reclassified to Profit or Loss:
Available-for-sale investments:
- fair value gains	305	16,671	655	16,136
- fair value gains transferred to profit or loss on disposal	(4,295)	(4,049)	(4,352)	(3,344)
- income taxes	1,396	(4,418)	1,294	(4,477)
	(2,594)	8,204	(2,403)	8,315
Items that will not be reclassified to Profit or Loss:
Properties:
- revaluation	84	(4,022)	84	(4,022)
- income taxes	(20)	583	(20)	583
	64	(3,439)	64	(3,439)
Other comprehensive income for the year, net of tax	(2,530)	4,765	(2,339)	4,876

Statements of Financial Position at 31 December 2013
	Group		Bank
	2013	2012	2013	2012
	€000	€000	€000	€000
Assets
Balances with Central Bank of Malta, Treasury Bills and cash	151,458	106,991	151,457	106,990
Cheques in course of collection	9,703	7,211	9,703	7,211
Derivatives	12,666	17,615	12,666	17,615
Financial assets designated at fair value	477,345	454,591	-	-
Financial investments	918,292	987,471	897,794	962,721
Loans and advances to banks	564,790	681,352	564,675	678,765
Loans and advances to customers	3,300,982	3,354,413	3,300,982	3,354,413
Shares in subsidiary companies	-	-	35,707	35,707
Intangible assets	86,618	91,210	10,093	11,943
Property, plant and equipment	61,491	54,872	61,575	54,953
Investment property	14,529	14,471	11,660	11,660
Non-current assets held for sale	11,783	11,240	11,783	11,240
Current tax assets	7,939	6,134	2,720	2,727
Deferred tax assets	12,522	11,273	12,504	11,253
Other assets	52,735	46,509	9,432	8,982
Prepayments and accrued income	38,677	41,121	33,673	35,699
Total assets	5,721,530	5,886,474	5,126,424	5,311,879

Liabilities
Derivatives	12,929	17,857	12,929	18,172
Deposits by banks	41,794	258,611	41,794	258,611
Customer accounts	4,517,862	4,516,999	4,554,104	4,537,127
Current tax liabilities	16	24	-	-
Deferred tax liabilities	25,195	24,363	-	-
Liabilities under investment contracts	16,763	17,254	-	-
Liabilities under insurance contracts	524,999	493,254	-	-
Other liabilities	38,274	29,222	30,707	24,395
Accruals and deferred income	30,230	33,559	29,419	32,143
Provisions for liabilities and other charges	3,211	7,493	3,149	7,423
Subordinated liabilities	87,273	87,240	88,040	87,987
Total liabilities	5,298,546	5,485,876	4,760,142	4,965,858
Equity
Called up share capital	87,552	87,552	87,552	87,552
Revaluation reserve	35,107	37,637	34,636	36,975
Retained earnings	300,325	275,409	244,094	221,494
Total equity	422,984	400,598	366,282	346,021
Total liabilities and equity	5,721,530	5,886,474	5,126,424	5,311,879

Memorandum items
Contingent liabilities	111,852	104,569	113,555	106,272
Commitments	1,269,222	1,073,831	1,273,196	1,081,194

The financial statements were approved and authorised for issue by the Board of Directors on 24 February 2014 and signed on its behalf by:

Sonny Portelli, Chairman                                                                                                                                Mark Watkinson, Chief Executive Officer

Statements of Changes in Equity for the year 1 January 2013 to 31 December 2013

	Share Capital	Revaluation reserve	Retained Earnings	Total equity
Group	€000	€000	€000	€000
At 1 January 2013	87,552	37,637	275,409	400,598
Profit for the year	-	-	58,717	58,717
Other comprehensive income
Available-for-sale investments:
- fair value gains, net of tax	-	198	-	198
- fair value gains transferred to profit or loss on disposal, net of tax	-	(2,792)	-	(2,792)
Properties:
- revaluation of properties, net of tax	-	64	-	64
Total other comprehensive income	-	(2,530)	-	(2,530)
Total comprehensive income for the year	-	(2,530)	58,717	56,187
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners:
- share-based payments	-	-	155	155
- dividends	-	-	(33,956)	(33,956)
Total contributions by and distributions to owners	-	-	(33,801)	(33,801)
At 31 December 2013	87,552	35,107	300,325	422,984

At 1 January 2012	87,552	32,872	246,041	366,465
Profit for the year	-	-	61,602	61,602
Other comprehensive income
Available-for-sale investments:
- fair value gains, net of tax	-	10,836	-	10,836
- fair value gains transferred to profit or loss on disposal, net of tax	-	(2,632)	-	(2,632)
Properties
- revaluation of properties, net of tax	-	(3,439)	-	(3,439)
Total other comprehensive income	-	4,765	-	4,765
Total comprehensive income for the year	-	4,765	61,602	66,367
Transactions with owners, recognised directly in equity
Contributions by and distribution to owners:
- share-based payments	-	-	394	394
- dividends	-	-	(32,628)	(32,628)
Total contributions by and distributions to owners	-	-	(32,234)	(32,234)
At 31 December 2012	87,552	37,637	275,409	400,598

Statements of changes in equity for the year 1 January 2013 to 31 December 2013

	Share Capital	Revaluation reserve	Retained earnings	Total equity
Bank	€000	€000	€000	€000
At 1 January 2013	87,552	36,975	221,494	346,021
Profit for the year	-	-	56,415	56,415

Other comprehensive income
Available-for-sale investments:
- fair value gains, net of tax	-	426	-	426
- fair value gains transferred to profit or loss on disposal, net of tax	-	(2,829)	-	(2,829)
Properties:
- revaluation of properties, net of tax	-	64	-	64
Total other comprehensive income	-	(2,339)	-	(2,339)
Total comprehensive income for the year	-	(2,339)	56,415	54,076

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners:
- share-based payments	-	-	141	141
- dividends	-	-	(33,956)	(33,956)
Total contributions by and distributions to owners	-	-	(33,815)	(33,815)
At 31 December 2013	87,552	34,636	244,094	366,282

At 1 January 2012	87,552	32,099	192,203	311,854
Profit for the year			61,556	61,556

Other comprehensive income
Available-for-sale investments:
- fair value gains, net of tax	-	10,489	-	10,489
- fair value gains transferred to profit or loss on disposal, net of tax	-	(2,174)	-	(2,174)
Properties
- revaluation of properties, net of tax	-	(3,439)	-	(3,439)
Total other comprehensive income		4,876	-	4,876
Total comprehensive income for the year		4,876	61,556	66,432

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners:
- share-based payments	-	-	363	363
- dividends	-	-	(32,628)	(32,628)
Total contributions by and distributions to owners	-	-	(32,265)	(32,265)
At 31 December 2012	87,552	36,975	221,494	346,021

Statements of cash flows for the year 1 January 2013 to 31 December 2013
	Group		Bank
	2013	2012	2013	2012
	€000	€000	€000	€000

Cash flows from operating activities
Interest, commission and premium receipts	256,793	264,547	182,462	188,640
Interest, commission and claims payments	(89,324)	(91,318)	(42,640)	(45,336)
Payments to employees and suppliers	(86,299)	(94,419)	(83,626)	(88,953)
Operating profit before changes in operating assets/liabilities	81,170	78,810	56,196	54,351
(Increase)/decrease in operating assets:
Financial assets designated at fair value	171	(51,728)	-	-
Reserve deposit with Central Bank of Malta	1,242	43,305	1,242	43,305
Loans and advances to customers and banks	42,900	19,009	42,900	18,943
Treasury bills	(46,845)	98,179	(46,845)	98,179
Other receivables	(8,861)	98	(3,085)	15,022
Increase/(decrease) in operating liabilities:
Customer accounts and deposits by banks	6,906	112,221	22,674	95,951
Other payables	7,330	(2,464)	6,455	(9,455)
Net cash from operating activities before tax	84,013	297,430	79,537	316,296
Tax paid	(32,674)	(39,076)	(26,436)	(33,736)
Net cash from operating activities	51,339	258,354	53,101	282,560
Cash flows from investing activities
Dividends received	21	26	8,000	13,600
Interest received from financial investments	30,255	41,356	26,719	29,775
Purchase of financial investments	(277,694)	(375,638)	(275,655)	(375,638)
Proceeds from sale and maturity of financial investments	334,396	335,059	328,537	306,239
Purchase of property, plant and equipment, investment property and intangible assets	(12,087)	(6,133)	(12,000)	(6,046)
Proceeds on sale of property, plant and equipment and intangible assets	476	502	476	502

Net cash flows from/(used in) investing activities	75,367	(4,828)	76,077	(31,568)
Cash flows from financing activities
Dividends paid	(33,956)	(32,628)	(33,956)	(32,628)
Cash used in financing activities	(33,956)	(32,628)	(33,956)	(32,628)
Increase in cash and cash equivalents	92,750	220,898	95,222	218,364
Effect of exchange rate changes on cash and cash equivalents	(33,029)	(583)	(33,029)	(583)
Net increase in cash and cash equivalents	125,779	221,481	128,251	218,947
	92,750	220,898	95,222	218,364
Cash and cash equivalents at beginning of Year	428,661	207,763	426,073	207,709
Cash and cash equivalents at end of Year	521,411	428,661	521,295	426,073

Basis of preparation

The preliminary statement of annual results is published pursuant to Listing Rule 5.54 of the MFSA Listing Authority and Article 4 (2) (b) of the Prevention of Financial Markets Abuse (Disclosure and Notification) Regulations, 2005. Figures have been extracted from HSBC Bank Malta p.l.c.'s Annual Report and Accounts which have been audited by KPMG.

These financial statements have been prepared and presented in accordance with International Financial Reporting Standards as adopted by the EU.

HSBC Bank Malta p.l.c. is a member of the HSBC Group, whose ultimate parent company is HSBC Holdings plc. which is headquartered in London. The Group serves customers worldwide from over 6,300 offices in 75 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,671bn at 31 December 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                     Date: 24 February 2014